                               BRAINYTOYS LIMITED
                                 6B Bowen Street
                         O'Connor 6163 Western Australia
                                    Australia

                                  May 10, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Rolaine S. Bancroft, Esq.

            Re: Brainytoys Limited
               Registration Statement on Form 20-F filed March 21, 2007
               (File No. 000-52513)
               Application for Withdrawal

Ladies and Gentlemen:

      Brainytoys  Limited (the "Company")  hereby requests that its Registration
Statement on Form 20-F filed with the  Securities and Exchange  Commission  (the
"SEC") on March  21,  2007  (File No.  000-52513),  together  with all  exhibits thereto  (collectively,  the "Registration  Statement"),  be withdrawn as of the date hereof.  The Company is withdrawing the Registration  Statement  because it requires  additional  time  to  respond  to the  Staff's  comments  thereon.  No securities  were  offered  or  sold  by  the  Company  in  connection  with  the
Registration Statement.

      If the Staff has any questions related to this request, please contact the
Company's counsel,  David J. Adler of Olshan Grundman Frome Rosenzweig & Wolosky
LLP, at (212) 451-2244.

                                         Very truly yours,

                                         BRAINYTOYS LIMITED

                                         By:  /s/ Alex Aguero
                                              -----------------------------------
                                              Alex Aguero
                                              Managing Director